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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                Schedule 14D-9
                               (Amendment No. 1)
                      SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                             O'Sullivan Corporation
                           (Name of Subject Company)

                             O'Sullivan Corporation
                       (Name of Persons Filing Statement)

                               ----------------

                    Common Stock, par value $1.00 per share
                         (Title of Class of Securities)

                                   688605104
                     (CUSIP Number of Class of Securities)

                               ----------------

                                John S. Campbell
                     President and Chief Executive Officer
                             O'Sullivan Corporation
                               1944 Valley Avenue
                           Winchester, Virginia 22601
                                 (540) 667-6666
           (Name, Address and Telephone Number of Persons Authorized
    to Receive Notices and Communications on Behalf of the Person(s) Filing
                                   Statement)

                               ----------------

                                    Copy to:

                          Joseph C. Carter, III, Esq.
                      McGuire, Woods, Battle & Boothe LLP
                                One James Center
                              901 East Cary Street
                            Richmond, Virginia 23219
                                 (804) 775-1000

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     The purpose of this Amendment No. 1 (this "Amendment No. 1") to the
Solicitation/Recommendation Statement on Schedule 14D-9 dated June 8, 1999 of O'Sullivan Corporation, a Virginia corporation (the "Company"), with respect to the tender offer by TGC Acquisition Corporation, a Virginia corporation and a wholly-owned subsidiary of The Geon Company, a Delaware corporation, to purchase all of the outstanding shares of common stock, par value $1.00 per share, of the Company, is to file a revised exhibit (e) and exhibit (f).

Item 9.    Material to be Filed as Exhibits:

     The following exhibits are filed herewith:

     (e) Press Release dated June 2, 1999 with respect to the Merger Agreement and Offer

     (f) Opinion of Bowles Hollowell Conner, a Division of First Union Capital Markets Corp. dated June 2, 1999
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.

                              O'SULLIVAN CORPORATON



                              By:  /s/ John S. Campbell
                                   -------------------------------------------
                                   Name:  John S. Campbell
                                   Title:  President and Chief Executive Officer



Dated:  June 30, 1999